SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2 (b)
                               (AMENDMENT NO. 2) 1


                         Roberts Realty Investors, Inc.
                      --------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    769900101
                         -------------------------------
                                 (CUSIP Number)

                                December 31, 2000
                     --------------------------------------
                  (Date of Event Which Requires This Statement)


(1)
         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  769900101                   13G          PAGE   2  OF  6  PAGES
          -------------                                   ---    ---

----------- --------------------------------------------------------------------
   1.       NAMES OF REPORTING PERSONS                      George W. Wray, Jr.

            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
----------- --------------------------------------------------------------------

   2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                      (b)  |_|
----------- --------------------------------------------------------------------

   3.       SEC USE ONLY

----------- --------------------------------------------------------------------

   4.       CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S. Citizen

---------------------------- ----- ---------------------------------------------
                              5.    SOLE VOTING POWER                347,185 (1)
       NUMBER OF
        SHARES                ----- --------------------------------------------
     BENEFICIALLY
                              6.    SHARED VOTING POWER               2,917  (1)
       OWNED BY               ----- --------------------------------------------

         EACH                 7.    SOLE DISPOSITIVE POWER          347,185  (1)
       REPORTING              ----- --------------------------------------------

      PERSON WITH             8.    SHARED DISPOSITIVE POWER          2,917  (1)

----------- --------------------------------------------------------------------

  9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                     350,102 (1)
----------- --------------------------------------------------------------------

 10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                 |X|

----------- --------------------------------------------------------------------
 11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                                        7.0% (1)

----------- --------------------------------------------------------------------

 12.        TYPE OF REPORTING PERSON*

                              IN
----------- --------------------------------------------------------------------

(1)  See, however, REIT ownership limit description in Item 4(a).


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Item 1(a)         Name of Issuer:

                  Roberts Realty Investors, Inc.

Item 1 (b)        Address of Issuer's Principal Executive Offices:

                  8010 Roswell Road, Suite 120
                  Atlanta, GA 30350

Item 2(a)         Name of Person Filing:

                  George W. Wray, Jr.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  6235 Weatherly Drive, N.W.
                  Atlanta, GA 30328

Item 2(c)         Citizenship

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock

Item 2(e)         CUSIP Number:

                  769900101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  Not applicable.



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Page 4

Item 4.  Ownership.

                  (a)      Amount Beneficially Owned:

                  Mr. Wray beneficially owns 350,102 shares, including (i) 1,500 shares of Common Stock held by Mr. Wray in his individual capacity; (ii) 21,752 units of limited partnership interest in Roberts Properties Residential, L.P. ("Units") held by Mr. Wray in his individual capacity, which Units may be exchanged for an equal number of shares of Common Stock; (iii) 109,868 Units and 214,065 shares held by a partnership, over which Units and shares Mr. Wray has voting and investment power; and
                  (iv) 2,917 Units owned jointly with his daughter, over which he shares voting and investment power. Amount Beneficially Owned excludes (i) 27,257 shares owned by Mr. Wray's wife in her individual capacity; and (ii) 5,058 shares owned by a trust over which Mr. Wray's wife is a co-trustee. Mr. Wray disclaims beneficial ownership of the shares held by his wife and by the trust over which his wife is the co-trustee.

                  Redemption of Units is subject to certain conditions. Among other restrictions, ownership of shares of Common Stock is limited under the issuer's articles of incorporation to 6.0% of outstanding shares (other than by Mr. Charles S. Roberts, the issuer's Chairman and Chief Executive Officer, who is limited to 25.0%). Accordingly, Units may not be redeemed if upon their redemption the reporting person thereof would at such time hold in excess of 6.0% of the then outstanding shares. Such limit may prevent the reporting person or entity from redeeming Units unless and until other Unitholders redeem a sufficient number of Units to cause the number of outstanding shares of Common Stock to be increased to a level sufficient to permit such redemption. Accordingly, the amounts of shares and percentages reported in this Schedule 13G are subject to the foregoing limitation.

                  (b)      Percent of Class:

                                    7.0%

                  (c)      Number of Shares as to which such person has:

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                           (i)      sole power to vote or to direct
                                    the vote                             347,185

                           (ii)     shared power to vote or to direct
                                    the vote                               2,917

                           (iii)    sole power to dispose or to direct
                                    the disposition of                   347,185

                           (iv)     shared power to dispose or to direct
                                    the disposition of                     2,917

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  Dividends or proceeds from the sale of 2,917 Units would be distributed to Mr. Wray's daughter; dividends or proceeds from the sale of 109,868 Units and 214,065 shares would be distributed to a partnership (for which Mr. Wray is the general partner); dividends or proceeds from the sale of 27,257 shares would be distributed to Mr. Wray's wife; and dividends or proceeds from the sale of 5,058 shares would be distributed to a trust of which Mr. Wray's wife is a co-trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 February 14, 2001
                                                 -------------------------------
                                                 (Date)

                                                 /s/ George W. Wray, Jr.
                                                 -------------------------------
                                                 (Signature)

                                                 George W. Wray, Jr.
                                                 -------------------------------
                                                 (Name/Title)